Exterran Corporation

16666 Northchase Drive

Houston, Texas 77060

October 19, 2015

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attn:                    Pamela Long

Division of Corporation Finance

Re:                             Exterran Corporation

Registration Statement on Form 10 (File No. 001-36875)

Ladies and Gentlemen:

Exterran Corporation (the “Registrant”) respectfully requests acceleration of its Registration Statement on Form 10 (Registration No. 001-36875), so that such Registration Statement will be declared effective at 4:00 p.m. Eastern Time on October 21, 2015, or as soon as practicable thereafter.

The Registrant hereby acknowledges that:

•                       should the Securities and Exchange Commission (the “Commission”) or the staff thereof (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                       the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                       the Registrant may not assert the Staff’s comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding the foregoing, please direct them to the undersigned or to our counsel, Ryan J. Maierson, at Latham & Watkins LLP, at (713) 546-7420.

[Signature Page Follows]

Very truly yours,

Exterran Corporation

By:	/s/ Jon C. Biro
Jon C. Biro
Senior Vice President and Chief Financial Officer

Cc:          Valerie Banner

Exterran Corporation

Donald Wayne

Exterran Holdings, Inc.

Ryan J. Maierson

Latham & Watkins LLP

Signature Page to Acceleration Request